

Mail Stop 3030

June 2, 2017

<u>Via E-mail</u>
Patrick McClymont
Chief Financial Officer and Executive Vice President
IMAX Corporation
2525 Speakman Drive
Mississauga, Ontario
Canada L5K 1B1

     Re: **IMAX Corporation**
             Form 10-K for the Fiscal Year Ended December 31, 2016
             Filed February 23, 2017
             File No. 001-35066

Dear Mr. McClymont:

We have reviewed your May 24, 2017 response to our comment letter and have the following comment. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 10, 2017 letter.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 8. Financial Statements

Note 17. Consolidated Statements of Cash Flows Supplemental Information, page 125

1.   Reconcile for us your response to comment 3 and the disclosure under inventory on page 88 of your Form 10-K. You told us that upon receipt of goods employed in the manufacture of projection systems to be sold or leased, you allocate the goods receipts between the inventory and property, plant and equipment. However, the disclosure in

your Form 10-K states that those costs are transferred from inventory to property and equipment when allocated to a signed joint revenue sharing arrangement or when the arrangement is first classified as an operating lease.

You may contact Li Xiao at (202) 551-4391, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Tim Buchmiller at (202) 551-3635 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery